November 23, 2005

Via U.S. Mail and Facsimile

Timothy B. Hansen
Chief Executive Officer
Imaging Diagnostic Systems, Inc.
6531 NW 18th Court
Plantation, Florida 33313

RE:		Imaging Diagnostic Systems, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2005
		Form 10-Q/A for the Fiscal Quarter Ended March 31, 2005 Response Letter dated October 7, 2005
		File No. 000-26028

Dear Mr. Hansen:

      We have reviewed the above filings and response letter and have the following comment. We have limited our review of your filings on
Form 10-K and Form 10-Q/A to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note the representation in your letter that to date you have sold no products into Libya or Iran, and that you no longer are party to a distribution agreement that provides for sales into Libya. We note also your representation that any future sales of your products into
Iran will be made in compliance with the laws of the United States and Florida, as well as applicable Iranian laws.

Finally, we note that you have entered into several distribution agreements pursuant to which your products may be sold into Iran. Please discuss for us your view as to the materiality of those agreements and whether they pose a material investment risk for your security holders, notwithstanding that any future sales under the agreements may be made in compliance with applicable laws, in light of the potential impact upon your reputation and share value of your status as a party to agreements that contemplate the sale of your products into a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions imposed, in part, as a result of its sponsorship of international terrorism and active pursuit of weapons of mass destruction. Provide us with both your conclusions and underlying analysis.


Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.


      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance